CONTRACT OF EMPLOYMENT

BETWEEN:

KWESST Micro Systems Inc.,

a corporation having an office at 155 Terrence Matthews Crescent, Ottawa, Ontario

(the "Corporation")

-and-

Harry Webster,

an individual who resides at

(the "Employee")

THE PARTIES AGREE AS FOLLOWS:

THIS AGREEMENT AND ITS TERMS THAT FOLLOW ARE MADE SUBJECT TO THE COMPLETION OF BACKGROUND VERIFICATION AND CERTAIN SECURITY CLEARANCE CHECKS OUTLINED IN SCHEDULE C OF THIS AGREEMENT.

1. Term and Effective Date

The term of this Agreement shall commence on or around August 28th, 2023 ("Effective Date") and shall continue indefinitely unless terminated in accordance with the terms of this Agreement or by operation of law.

2. Position

The Corporation is pleased to offer the Employee the position of General Manager. The Employee will report to the Chief Executive Officer of the Corporation, or in his/her absence, the Executive Chairman of the Corporation.

The Employee's primary duties are set out in the job description attached at Schedule A. The Employee agrees to perform the duties of the Employee diligently and to the best of the Employee's ability. The Employee agrees that the Employee will, in carrying out said duties, use the Employee's best efforts to promote the interests of the Corporation. The Employee agrees to conduct their self in such a manner that will ensure the best representation and public image of the Corporation.

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3. Working Conditions

a. Hours of Work and Overtime

The Corporation's regular business hours are from 9:00 am to 5:00 pm, Monday to Friday. While the Employee is expected to work no less than 40 hours per week, the Employee understands that the Employee's hours of work may vary and be irregular in order to satisfactorily perform the Employee's duties. The Employee acknowledges and agrees that under this Agreement the Employee will perform work that is both client and candidate-facing in nature which may extend into irregular hours (within reason). As such, the Employee will be exempted from the Overtime Pay provisions of the Employment Standards Act, 2000 ("ESA") as per section 8(a) of O. Reg. 285/01.

b. Location

The Employee acknowledges and agrees that the Corporation will require the Employee to work from the Corporation's office(s) in Ottawa, located at 155 Terrence Matthews Crescent. The Corporation retains the right to make a final decision on the location of work of the Employee.

c. Policies and Procedures

The Employee must adhere to all the Corporation's rules, policies, and procedures. The Corporation reserves the right to revise, revoke, or introduce new rules, policies, and procedures, as it deems necessary, and the Employee agrees to abide by any changes to the Corporation's rules, policies, or procedures. If there is an inconsistency between any rule, policy, or procedure of the Corporation and a term of this Agreement, the term of this Agreement shall prevail.

4. Compensation and Benefits

The following details the compensation of the Employee. Unless otherwise stated, all amounts will be calculated and paid in Canadian dollars, less applicable withholdings.

a. Salary

Starting on the Effective Date, the Corporation will pay the Employee an annual salary of $240,000 CAD in accordance with the Corporation's payroll procedures. Said payroll procedures are subject to reasonable changes at the Corporation's sole discretion.

b. Employee Bonuses

You will be eligible to receive a one-time signing bonus, a discretionary annual bonus and participation in the Corporation's long-term incentive plan, the details of which are described in Schedule B.

c. Benefits

The Employee will be eligible to receive the Corporation's employee benefits package as of the Effective Date. The terms, carrier, and existence of the group health and insurance benefits are subject to change from time to time at the Corporation's sole discretion. Any issues with respect to entitlement or payment of benefits under an insurance policy will be resolved at the sole discretion of the insurer in accordance with the requirements of the applicable policy. The Corporation reserves the right to discontinue or amend the terms of any of the benefits offered at any time without advance notice.

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d. Expenses

The Corporation shall reimburse the Employee for all preapproved and reasonable expenses incurred in the course of the Employee's employment upon presentation of receipts for each expense.

5. Vacation and Public Holiday Entitlements

The Employee will be twenty-five (25) days of vacation per year. Under no circumstance shall the Employee's vacation entitlements be less than the minimum standards that are prescribed in the ESA. Vacation is to be scheduled in advance and with the consent of the Corporation considering the operational needs of the Corporation. Each vacation entitlement year shall begin on the Effective Date or anniversary of the Effective Date. Vacation must be taken no later than ten (10) months after the end of the vacation entitlement year during which the vacation is accrued. Unless otherwise stipulated herein, there is no other option to carry forward unused vacation to a subsequent vacation entitlement year. Subject to the provisions of the ESA, all unused vacation will be forfeited if not used in accordance with this provision.

The Employee's public holiday entitlements shall be governed by Part X of the ESA.

6. Termination

a. Probationary Period

The first three (3) months of the Employee's employment with the Corporation shall be a period of probation. During this period, the Corporation may terminate the Employee's employment with the Corporation for any lawful reason and without any notice or payment in lieu of notice, subject to the provisions of the ESA. For greater clarity, by signing below, the Employee agrees that no further notice, payment in lieu of notice and/or continuances of benefits will be owing to the Employee as a result of the termination of the Employee's probationary employment under this provision, whether under statute or at common law.

b. Resignation

The Employee may resign or retire from employment by giving the Corporation no less than four (4) weeks' written notice. At the Corporation's sole option, the Corporation may waive the obligation for the Employee to work in active employment during the period following such notice of  resignation  and  the  Employee  will  be  provided  with  a  payment  in  lieu  of  salary  and  a continuance of benefits for the lesser of the amount of notice of resignation then outstanding and the minimum amount of notice of termination required under the ESA.

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c. Termination for Cause

The Corporation may terminate the employment of the Employee at any time:

i. without notice or pay in lieu thereof, except payment of outstanding wages and vacation pay accrued to the date of termination, in the event of wilful misconduct, disobedience or wilful neglect of duty that is not trivial and has not been condoned by the Corporation ("ESA Cause"); or

ii. for common law just cause, where ESA Cause does not exist, upon provision of the minimum notice or payment in lieu thereof and all other entitlements, including continuation of benefits and severance pay (if applicable), as minimally prescribed by the ESA.

d. Termination Without Cause

After the expiration of the probationary period, the Employee may be dismissed by the Corporation at any time, without cause, for any lawful reason, so long as the Corporation provides the Employee with the greater of the following:

i. Twelve (12) weeks' notice; or

ii. the Employee's minimum entitlements under the ESA, including severance pay and accrued bonuses, if applicable.

Subject to the ESA, the Corporation may also, at its sole option, provide all or part of any remaining notice owing under this paragraph by any combination of:

i. advance notice; and/or

ii. a lump sum payment or continuance in lieu of notice, which will consist of the Employee's annual salary and any accrued bonus only.

In all cases, if the Employee is participating in any benefit plan(s) when the Employee's employment is terminated, coverage under said plan(s) will end on the earliest day strictly permitted under the ESA, unless the Corporation provides the Employee with working notice that exceeds the statutory notice owed under the ESA in which case the benefits of the Employee shall continue for the duration of the working notice period only.

With the exception of the minimum statutory written notice of termination or termination pay under the ESA, the Corporation shall have the sole discretion to make all payments by way of salary continuance in the same payment frequency as prior to the date of termination, subject to compliance with the ESA.

For any amount greater than what is required by the ESA, the Employee must sign a release to obtain payment of that amount. If the Employee refuses to sign a release they will be provided with the ESA minimums only, including severance, if applicable, and benefit continuation for the minimum notice period under the ESA.

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e. In All Cases

In all cases, all company property, including any electronic devices, must be returned to the Corporation in a timely fashion once employment has ended.

Notwithstanding the above termination clauses, to the extent that the minimum standards of the ESA require any notice of termination, termination pay, severance pay, or continuation of any benefits, perquisites, allowances, or entitlements greater than that provided for in this Agreement, then such minimum standards shall be deemed to be incorporated into this Agreement and shall prevail to the extent greater.

The Employee specifically acknowledges that by entering into this Agreement they are hereby forfeiting his right to claim common law notice of termination, which may be greater than the entitlements required to be provided to them pursuant to the provisions of this Agreement. They expressly waive all right to common law damages in relation to her employment and termination thereof, however characterized including, but not limited to, damages for wrongful dismissal or, to extent permissible at law, for conduct that is alleged to have been unfair or in bad faith.

These termination provisions will apply throughout the Employee's employment with the Corporation regardless of any changes in his salary, benefits, position title, or job responsibilities.

7. Layoff

The Employee acknowledges and agrees that, due to operational needs, the Corporation may lay the Employee off from employment, provided that such a layoff is conducted in accordance with the terms of the ESA, and that any such lay off, provided that it is conducted in accordance with the provision of such statute, will not constitute a fundamental change to the terms of the Employee's employment nor shall it be constructed as a constructive dismissal at common law.

8. Fundamental Changes

The Corporation reserves the right to make fundamental changes to the Employee's employment, including changes to the Employee's duties and compensation, upon giving notice in accordance with Clause 6 (d) and (e) above.

9. Social Media and Computer Use

For the purposes of this Agreement "social media" shall be defined as: the social interaction among people in which they create, share or exchange information, ideas, and pictures/videos online in virtual communities and networks.

The Corporation currently has a professional webpage and other online profiles, on which the Corporation may share images, videos, events, and campaigns. The Employee agrees that their image, name, title within the Corporation and relating information, excluding personal contact information and otherwise information not deemed for business use can be used for the purpose of promoting the business professionally on one or all of the associated sites.

The Employee is prohibited from posting items and images that could potentially reflect negatively on the Corporation and/or workplace on any social media site. Furthermore, the Employee is prohibited from mentioning information about the Corporation, its employees, customers and practices without prior written approval from the Corporation.

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In the event social media material is produced during work related hours and involves employees, it is solely the property of the Corporation.

The Employee is responsible to inform the Corporation if the Employee discovers a comment about the Corporation on social media that is detrimental to the interests of the Corporation.

Any dedicated social media accounts that the Employee works on or creates for the Corporation remain solely the property of the Corporation. In the event of termination, the Employee will provide the Corporation with any access or log in information required to fully operate the account(s) and relinquishes any right to access the account(s). If the Employee breaches this Agreement, the Employee may be personally liable. Should any negative impact occur to the Corporation, its livelihood or otherwise the Employee may become personally liable for such actions.

In the event of termination, the Employee must immediately remove any associations that they may have made with the Corporation on any related social media accounts that would mislead an individual.

By signing this Agreement, the Employee acknowledges and agrees that the Corporation has the right to monitor any and all aspects of its computer system, as well as workplace computers and electronic devices, including, but not limited to, monitoring sites the Employee visits on the Internet, reviewing material downloaded or uploaded by the Employee, and reviewing email sent and received by the Employee. Such monitoring will only occur for reasonable purposes connected to the workplace and if there is a reasonable suspicion of inappropriate activity.

The Employee acknowledges and agrees that they have no reasonable expectation of privacy with respect to use of the computer system, workplace computers, and electronic devices, irrespective of whether this use occurs outside the workplace or outside regular business hours, and irrespective of whether the Employee's use is personal in nature. The Employee hereby waives any right to privacy in anything they create, stores, sends, or receives on the computer system, workplace computers, and electronic devices.

10. Conflict of Opportunities

To enable the Employee to meet the demands of the Employee's position, the Corporation requires the Employee's full attention. Accordingly, while the Employee is employed by the Corporation, the Employee must devote them self exclusively to the business of the Corporation. The Employee agrees that the Employee will not engage in any other business activity or employment during the Employee's employment without the Corporation's prior written approval.

It is understood and agreed that any business opportunity relating to or similar to the Corporation's current or anticipated business opportunities coming to the Employee's attention during their employment with the Corporation is an opportunity belonging to the Corporation. Accordingly, the Employee will advise the Corporation of the opportunity and will not pursue the opportunity for the Employee's own benefit or the benefit of another person, directly or indirectly, without the written consent of the Corporation.

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Without the written consent of the Corporation, the Employee further agrees not to:

i. solely or jointly with others undertake or join any planning for or organization of any business activity competitive with the current or anticipated business activities of the Corporation; or

ii. directly or indirectly, engage or participate in any other business activities, which the Corporation, in its reasonable discretion, determines to be in conflict with the best interests of the Corporation.

11. Intellectual Property and Confidential Information

It is a condition of employment that the Employee consents and agrees to the Corporation's Intellectual Property and Confidential Information Agreement which is attached to this Agreement for the Employee's review and signature. The Intellectual Property and Confidential Information Agreement forms part of this Agreement and the Employee will be bound to it at all times during their employment with the Corporation.

12. General

a. Entire Agreement

This Agreement, together with the Corporation's Intellectual Property and Confidential Information Agreement, and any schedules, appendices, policies, and procedures of the Corporation, constitutes the entire employment agreement and supersedes any previous written or verbal agreements between the parties, including any previous offers of employment and any previous contracts or agreements.

b. Severability

Each paragraph, clause, section, provision, or sub-section of this Agreement shall be severable from the others and if for any reason any such paragraph, clause, section, provision, or sub-section is found to be invalid or unenforceable for any reason, then such invalidity or unenforceability shall not in any way affect the validity or enforceability of any other paragraph, clause, section, provision, or sub-section.

c. Agreement Application

This Agreement will continue to govern the employment relationship regardless of any changes to the Employee's employment including, but not limited to, changes to the Employee's position, location of employment, hours of work, compensation, and benefits.

d. Continuing Obligations

Sections 9 and 11 of this Agreement, including the Intellectual Property and Confidential Information Agreement shall survive the termination for this Agreement and shall continue in full force and effect in accordance with the terms of such obligations.

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e. Modifications

Any modifications to this Agreement must be in writing and signed by both parties. No waiver of a breach of any term of this Agreement is binding unless it is in writing and signed by the party waiving it. Unless otherwise specified, the waiver will be limited to the specific breach waived.

f. Counterparts and Signature

This Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

This Agreement may be executed electronically by way of electronic signature and may be stored electronically by the Corporation. An electronic copy of this executed Agreement shall be treated as if it were an original.

g. Independent Legal Advice

The Employee acknowledges and agrees that they have reviewed and understood the terms of this Agreement and has been provided with the opportunity to receive independent legal advice with respect to the terms of this Agreement, and that either:

i. the Employee had such legal advice prior to signing this Agreement, or

ii. has willingly chosen not to obtain such advice and to execute this Agreement without having obtained such advice.

h. Governing Law

This Agreement is governed by the laws of the province of Ontario. References in this Agreement to the legislation include any amendments or successor legislation.

i. Assignment

The Corporation may assign this Agreement and its rights and obligations hereunder in connection with any sale, transfer, or other disposition of all or substantially all its assets or business, whether by sale, merger, consolidation, or otherwise.

DELIBERATELY LEFT BLANK

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IN WITNESS THEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT:

KWESSST MICRO SYSTEMS INC.

/s/ David Luxton	8/8/2023
David Luxton, Executive Chairman	Date

HARRY WEBSTER

/s/ Harry Webster	8/8/2023
Employee	Date

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Schedule A

Job Description and Duties

The responsibilities of the Employee will include the following:

As General Manager, you will use your leadership skills and superior business acumen to create new strategies to grow the business through customer acquisition and product innovation while strengthening internal processes, systems, and overall operations. It is also highly critical in this role that you prioritize being actively present within the business unit, building a roadmap to enhance innovation and revenue growth.

You will be joining KWESST as part of the Senior Leadership Team and therefore be expected to provide strategic and operational leadership to the company. As a collective you will set goals, develop strategies, and ensure the strategies are executed effectively. You will work alongside your colleagues to provide and display exceptional leadership, serving as a model teams will follow, while carrying out the vision of the organization through operations and culture.

Accountable for the business unit (inclusive of programs, engineering and innovation, product development, and sales) you will set comprehensive goals for performance and growth, recommend and implement operational plans to achieve company goals, and establish policies and business processes that promote a culture of elevated performance and excellence. You will be comfortable delegating where appropriate, calculating risk management, and monitoring team members, keeping track of progress and growth.

Managing the profit and loss (P&L) of the business unit, you will ensure financial sustainability while driving growth through business development activities. This requires a deep understanding of the market and customer needs, coupled with the ability to scale the business accordingly. Working with the research and development (R&D) team, you will seek out opportunities for expansion and development to support further revenue streams while upholding the company's standards of excellence. You will encourage innovation by asking thought-provoking questions, providing necessary resources, and ensuring that budgets and timelines are met. Alongside project oversight, you will implement and manage the company systems engineering framework and the company Quality Management System (QMS).

You will be accountable for the execution of programs and ensuring efficient and effective management of outsourced production, which will become increasingly important as the business grows. You will be responsible for managing the entire program lifecycle, from planning and execution to delivery, ensuring that all programs are executed within schedule, cost, and quality parameters. You will also work closely with the production team to oversee the management of outsourced production, ensuring that all production activities are carried out according to KWESST's quality standards and adhering to contractual obligations.

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This role will allow you to utilize a range of your skills in networking, business development, leadership, thought leadership, technology, growth and more. As part of the team, you will have the opportunity to take on exciting challenges, contribute to important projects, make meaningful connections; all contributing to professional development in skill and expertise. You will be stepping into an evolving organization where you will be afforded the opportunity to lead the company's pursuit towards a future of continued growth and expansion. You will enjoy presenting and developing new ideas.

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Schedule B

Bonus Compensation

In addition to the Employee's annual base salary of $240,000 CAD, he will also be entitled to:

  A one-time signing bonus of $15,000 CAD, payable six (6) months of continuous employment with the Corporation;

  An annual discretionary bonus of up to 20% of the Employee's annual base salary;

  Participation in a long-term incentive plan as a senior employee. Full details of said plan were provided by the Corporation on June 22nd, 2023; and

  Participation in the Corporation's health and dental benefit plan, details of which will be provided to the Employee in due course.

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Schedule C

Required Background Verification and Security Clearance Checks

THIS AGREEMENT AND ITS TERMS CONTAINED HEREIN ARE MADE SUBJECT TO THE SATISFACTORY COMPLETION OF BACKGROUND VERIFICATION AND CERTAIN SECURITY CLEARANCE CHECKS OUTLINED IN THIS SCHEDULE C.

The Employee agrees that the Employer will, at its own expense, seek background verification via a third- party organization. This background verification includes, but is not limited to, professional references, a Level 2 Criminal Record and Judicial Matter check, credit check and online/social media presence evaluation.

This Agreement is also conditional upon the Employee's ability to obtain secret security clearance and be cleared against the requirement of the Controlled Goods Program.

Failure to satisfy the Employer's conditions or background verification and security clearance will result in the immediate termination of this Agreement. No notice or compensation will be payable or owed to the Employee should the aforementioned background checks prove unsatisfactory to the Employer, at its sole discretion.

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